𝒫𝓛 𝒞𝒶𝓅𝒾𝓉𝒶𝓁, 𝓛𝓛𝒞

47 EAST CHICAGO AVENUE
SUITE 336
NAPERVILLE, ILLINOIS 60540
TEL.: (630) 848-1340
FAX: (630) 848-1342

67 PARK PLACE EAST
SUITE 675
MORRISTOWN, NJ 07960
TEL.: (973) 539-5400
FAX: (973) 539-5404

October 24, 2016

Mr. Steven Sugarman, Chairman, President & CEO
Banc of California, Inc.
18500 Von Karman Avenue
Suite 1100
Irvine, CA 92162

Dear Mr. Sugarman:

For over two years we have repeatedly warned you and the Banc of California board of directors that Banc of California's corporate governance weaknesses, executive compensation abuses and questionable related party transactions were placing the Banc of California, Inc. (the "Company") and its shareholders at risk. We have also repeatedly asked you and the board to make an honest assessment of why Banc of California consistently trades at valuation multiples well below what a bank with the Company's growth and financial performance normally garners. It is clearly not operating performance, which has been stellar.

As recently as earlier this week, before the Seeking Alpha article was published and the stock collapsed even further than it had in the previous few weeks after the stadium naming rights transaction was announced, we warned you and the board in a letter dated October 17, 2016 that:

"Reputation risk can be every bit as damaging to a publicly traded bank as credit and interest rate risk."

Little did we know that a mere one day later that warning would prove prophetic.

As a consequence, Banc of California is now spending money, time and effort engaging in damage control when you and the board should be focused on growing and managing the Company. Instead of serving customers, motivating employees and growing the franchise, the Company is or will be wasting money on special investigations, potential lawsuits and PR firms. Beyond the out of pocket expenses, incalculable, perhaps permanent, reputational damage has been done. In addition, hundreds of millions of dollars in financial damage has been done to shareholders for which one or more persons need to be held accountable.

This crisis is far from over. It is a crisis of confidence and credibility regardless of whether or not there are actual improprieties directly effecting Banc of California. The recent disclosures and actions taken to date by the Company are completely inadequate to restore confidence and credibility. Repairing the reputational and financial damage will require a complete and impartial investigation of all of the issues and questions raised, transparent disclosure of the findings, personal accountability for the results and significant corrective actions.

The following recommendations are not intended to be a comprehensive list of all of the needed actions and changes, however, we believe these are a good start:

- <u>THOROUGHLY INVESTIGATE</u>:

  An independent law firm (and forensic accountants and other experts) should be engaged to thoroughly investigate all of the allegations and questions included in the Seeking Alpha articles, as well as the facts and circumstances included in documents relating to the following cases:

  - USA v. Galanis, Hirst, Galanis, Dunkerley, Morton, Archer, Cooney (the "Defendants")

    A thorough investigation should include identification and investigation of any current and prior connections between: (1) each of the individuals and entities mentioned in the "Galanis fraud" complaint and related documents, including but not limited to the Defendants, Valor Group Ltd., ValorLife, Wealth-Assurance AG, Burnham Financial Group, COR Fund Advisors ("CORFA"), all other Valor subsidiaries and those entities directors, owners and executive officers and their immediate families, on the one hand, and (2) the Banc of California, its executive officers and their immediate families and any entities affiliated with those officers and their immediate families, including COR Capital LLC, COR Securities Holdings, Inc. and all other "COR" entities.

  - U.S. v. Galanis et al, U.S. District Court, Southern District of New York, No. 15-cr-00643.

    A thorough investigation should include identification and investigation of any current and prior connections between: (1) each of the individuals and entities mentioned in the "Gerova fraud" complaint and related documents, on the one hand, and (2) the Banc of California, its executive officers and their immediate families and any companies affiliated with those officers and their immediate families.

    The special investigation committee's review of the Gerova fraud should also include individuals and entities named in the Stillwater Fund(s) trustee's investigations and lawsuit(s), including but not limited to the involvement of Camden Real Estate Opportunity Fund 1, LLC and Camden Capital LLC with Gerova, and any intersection between those entities and their executive officers and the executive officers of Banc of California and their immediate family members, including but not limited to you, Jason Sugarman and Jeffrey Seabold.

  Because this is a crisis of confidence and credibility, we strongly believe that the special investigation must go beyond the investigation of potential improprieties involving the Defendants, Banc of California and its executive officers, to also focus on reputational issues. For example, the special investigation committee should examine why there appears to be a significant amount of interconnectedness between the various individuals and entities named in the Seeking Alpha articles and the cases cited above, and the executive officers of Banc of California and their immediate families. A few examples of this interconnectedness are provided in the attached Addendum containing publicly available biographies and other publicly available documents. The Seeking Alpha articles contain more examples of interconnectedness which need to be investigated.

Once the special investigation committee has completed its review, it should then focus on whether there are, or have been, any material business and financial interests held by you, your immediate family, other executive officers or directors of Banc of California that were not properly disclosed to shareholders and regulators.

- <u>WINSTON & STRAWN LLP IS NOT SUFFICIENTLY INDEPENDENT TO REPRESENT THE SPECIAL INVESTIGATION COMMITTEE OF THE BOARD AND SHOULD BE REPLACED BY AN INDEPENDENT LAW FIRM</u>:

While we were pleased to read in the Company's recent Form 8-K that the "Disinterested Directors" had already engaged counsel to explore the allegations relating to the Galanis fraud, the law firm chosen to conduct the investigation, Winston & Strawn LLP, while highly qualified, is not sufficiently independent of the Company and should be replaced. For example, Winston & Strawn has represented Banc of California in numerous actions, including an action filed against a Banc of California shareholder in 2014, in a defamation case filed against a former recruiter, in a case just filed in August 2016 and, at least to the extent we can determine, in trademark related work. It is also the firm engaged to seek a retraction of the Seeking Alpha article and potentially pursue a defamation lawsuit against its author (a threatened lawsuit which seems premature in our view given that there is so much more work to be done on the veracity of the allegations contained therein before it can be deemed defamatory).

In fact, the relationship between the Winston & Strawn litigation counsel, David Aronoff, and the Company is so strong that Banc of California's website contains his picture and a tribute to Banc of California where he writes "I have extremely high expectations for myself and my practice. My clients demand the best. I do, too. That extents [sic] to my bank. I'm constantly impressed with Banc of California." We believe the Company, its board and shareholders must have completely independent counsel with no ties to the Company leading the investigation. The optics of having a firm so closely aligned with the Company and its senior management weighs in favor of having new and separate counsel. Our view is supported by none other than Winston & Strawn current Co-Chairman, Daniel Webb, who wrote in an oft-cited treatise entitled *Corporate Internal Investigations* that there are "*substantial reasons why the use of special investigation counsel in a major investigation may be appropriate, if not required.*" Mr. Webb goes on to comment on the need for special investigation counsel to be sufficiently independent, noting that regulators or other potential litigants *"may discredit the views and arguments of both in house and regular outside counsel who are often seen as too close and financially aligned with the corporation and its management."*

- "DISINTERESTED DIRECTORS":

The Company has not disclosed which directors are "Disinterested Directors" for purposes of the special investigation. Shareholders, research analysts and prospective investors have a right to know which directors have been tasked with this incredibly important assignment so that they can decide whether these directors are appropriately disinterested <u>and</u> independent. Given the potential or actual conflicts of interest many directors have due to related party transactions or deep personal connections to you, as well as directors mentioned in the Seeking Alpha articles, we question which directors are sufficiently disinterested <u>and</u> independent to serve on the special investigation committee. This troubles us and may taint the credibility of the findings of the special investigation committee.

- <u>EXPAND THE INVESTIGATION TO INCLUDE ALL RELATED PARTY TRANSACTIONS</u>:

  The newly appointed independent law firm should also examine all related party dealings undertaken by the Company since you became CEO. Once the universe of related party transactions is defined, the special committee's legal counsel should advise the board on options available to Banc of California to divest or withdraw from, or substantially modify, these unnecessary entanglements.

  - Examination of the soccer stadium naming rights transaction should be the special investigation committee's highest priority because it's portrayal in the media as a questionable related party transaction is likely the proximate cause of this crisis of confidence as much as any other factor. As part of this review, legal counsel should advise the board on what options are available to re-negotiate or terminate the contract. The Company should also immediately file a Form 8-K with the complete contract relating to the stadium naming rights transaction.

- <u>ALL FUTURE RELATED PARTY TRANSACTIONS SHOULD BE FORBIDDEN</u>:

  Going forward, the board and management should adopt a zero tolerance policy forbidding all related party transactions.

- <u>REVIEW AND IMPROVE THE ENTIRE CORPORATE GOVERNANCE STRUCTURE</u>:

  An independent law firm or governance consulting firm should be engaged to examine the Company's entire corporate governance structure. The goal should be to improve the Company's governance structure by adopting the best practices recommended by governance experts, thereby raising the Company's governance rankings as scored by ISS RiskMetrics and other outside proxy advisory firms. The Company's current governance score is currently the lowest grade possible. The weak governance structure has tainted the Company's credibility, which is hurting its ability to respond to this crisis. The Company's current governance structure is unacceptable.

- <u>REVIEW THE MANAGEMENT, BOARD AND ORGANIZATIONAL STRUCTURE</u>:

  The board should hire an independent management/organizational consulting firm with expertise in evaluating management teams, boards and organizational structures. There are numerous qualified firms with prior experience in banking industry management reviews because many banks have been mandated by their primary regulators to undertake such a review. That firm should:

  - Examine the Company's management team and the Company's and bank's organizational structure then make recommendations to the board; and

  - Examine the composition of the Company's board of directors. Particular attention should be paid to independence of individual board members from management.

Our view is that the board should be reconstituted with members who are completely independent of you and/or have no potential or actual conflicts of interest or related party transactions with the Company.

- <u>REVIEW ALL OUTSIDE BUSINESS INTERESTS/FINANCIAL HOLDINGS OF EXECUTIVE OFFICERS AND MODIFY THE CODE OF BUSINESS CONDUCT AND ETHICS POLICY TO ELIMINATE ALL OUTSIDE BUSINESS INTERESTS; AS WELL AS MATERIAL FINANCIAL HOLDINGS WHICH MAY POSE A CONFLICT</u>:

An independent management/organizational consulting or a law firm should also examine every outside business and financial interest held by you, Jeffrey Seabold, and other named executive officers and directors of the Company to see if they are inconsistent with the Company's Code of Business Conduct and Ethics policy (after it is modified, as noted below).

  - It is our view that you, and all executive officers, should devote 100% of your, and their, efforts to the bank and the Company. For example, you should resign as CEO of COR Securities Holdings, Inc. (parent of COR Clearing LLC) and Chairman of the Board of COR Clearing LLC, as well as any other executive position you currently hold which requires any amount of time or effort, or which may pose an actual or potential conflict with your duties to the Banc of California.

    While some of the entities with which you are, or have been, involved may be inactive, we are dismayed to note the 24 business/financial holdings you listed in a prior FINRA filing (a listing of the companies is attached in the Addendum):

    http://brokercheck.finra.org/Report/Download/51616107

    To the extent any of these business/financial holdings require any time on your part, or are potentially inconsistent with the safe and sound management of the bank and the Company, each should be divested or you should resign from any active involvement.

  - The Company's Code of Business Conduct and Ethics policy should be modified to require all executive officers to resign from involvement in all outside business interests. It should also require divestiture of all material financial holdings which pose, or appear to pose, a conflict of interest with the executive officer's duties to the Company.

- <u>REVIEW COMPENSATION AND BENEFITS PLANS TO REMOVE OR MODIFY INAPPROPRIATE PLANS AND ENHANCE ACCOUNTABILITY</u>:

The board should hire an independent firm with expertise in compensation and benefits to examine all material executive compensation and benefit plans. That firm should recommend ways to tie compensation and benefit plans to the creation (or destruction) of shareholder value, among other factors. Appropriate clawback mechanisms should be included in all compensation and benefit plans. Plans which are not consistent with industry standards and best practices should be eliminated. For example, the $5 million of restricted stock you were given to waive your ant-dilution rights to future SARs, should be forfeited. It is our view that

you should not have been paid anything to give up the rights to a benefit you should never have had in the first place.

- REVIEW AND IMPROVE THE COMPLETENESS AND TRANSPARENCY OF THE COMPANY'S DISCLOSURES:

  The Company's securities counsel should use the findings and results of the tasks mentioned above to review the Company's prior 33 Act and 34 Act securities filings for completeness and transparency. Going forward, future SEC filings should be fully transparent and complete. We would expect that the Company will pay particular attention to the completeness and transparency of the upcoming 2017 Annual Meeting proxy statements, upon which shareholders will be asked to vote for new directors among other things.

We are dismayed that you and the board have once again mismanaged the Company's capital by allowing rapid asset growth to occur before the Company raised sufficient capital. Now that the Company is faced with a declining stock price and an extremely low valuation, it is being forced to curtail capital raising and asset growth. Notwithstanding your protests to the contrary on the recent Q3 EPS call, we believe this changes the entire business strategy and profile of the Company, harming shareholders, customers and the communities the bank and Company serve. While we understand and appreciate that the Company can still be very profitable even without asset growth, this change in strategic direction is damaging in our view. This capital mismanagement calls into question the stewardship of the Company by the board and management team.

Unlike the Seeking Alpha blogger, we are substantial long term holders of the Company's stock and we believe in the Company's long term potential--if the types of changes we suggest above are adopted by the Company. We believe the stock is undervalued, as proven by the fact that we acquired more stock both before and after the initial Seeking Alpha blog post. While our own due diligence has uncovered many of the same troubling connections and questions that the Seeking Alpha blogger has, we do not agree with the blogger's conclusion that the Banc of California is in effect a criminal enterprise secretly controlled by Jason Galanis or that BANC is "un-investible." Our conclusion does not mean we don't have significant concerns and questions, or we do not believe significant changes in the management, board, governance, compensation and business practices are needed. We clearly do believe significant changes are needed, as detailed above.

As you know, we have asked on numerous occasions for a meeting with you and the board. As one of the largest shareholders of the Company, we reiterate that request.

Please provide a copy of this letter to each member of the board as soon as practical.

Regards,



Richard Lashley

Richard Lashley
Principal and Managing Member

Attachments

Seven Accused of Selling Fake Bonds

Devon Archer, Jason Galanis and others face securities-fraud charges related to alleged tribal bond scheme

By
CHRISTOPHER M. MATTHEWS
Updated May 11, 2016 8:08 p.m. ET

2 COMMENTS

Federal prosecutors charged a former campaign adviser to Secretary of State John Kerry and a second man once dubbed by the media "porn's new king" along with five others in an alleged scheme involving a Native American Tribal bond offering.

Devon Archer, an adviser to Mr. Kerry's presidential campaign in 2004, and Jason Galanis, a former investor in the adult-entertainment business, allegedly duped clients into investing more than $43 million in sham bonds issued in 2014 and 2015 by an affiliate of the Oglala Sioux Nation in South Dakota.

Messrs Archer, Galanis and the five other defendants, including Mr. Galanis's father, then allegedly diverted tens of millions of the bond investments to accounts they controlled and used them to purchase luxury goods and support an initial public offering for a technology company, authorities said.

Lawyers for Mr. Archer and for Mr. Galanis and his father didn't immediately respond to requests for comment.

All seven defendants were arrested Wednesday, and the Manhattan U.S. attorney's office charged them with securities fraud. The Securities and Exchange Commission filed related civil charges.

Along with Jason Galanis, 45 years old, those arrested were his father, John Galanis; Devon Archer; Bevan Cooney; Hugh Dunkerley; Gary Hirst and Michelle Morton.

Susan Brune, a lawyer representing Mr. Dunkerley, said her client "looks forward to addressing the charges." A lawyer representing Mr. Cooney denied the allegations.

A lawyer for Mr. Hirst didn't immediately respond to a request for comment. And a lawyer for Ms. Morton, couldn't be immediately identified.

The younger Galanis was charged in Manhattan federal court in September for activities related to an alleged pump-and-dump scheme. He was accused by prosecutors of secretly taking control of reinsurance firm Gerova Financial Group Ltd. and then dumping its stock, reaping nearly $20 million in illegal profits. Mr. Galanis' father is also charged in that case. They have pleaded not guilty in the Gerova case.

Mr. Archer was the college roommate of the secretary of state's stepson, H.J. Heinz Co.ketchup heir Christopher Heinz, and has business ties to Vice President Joe Biden's son, Hunter. Mr. Archer, 39, and Hunter Biden, 44, have worked for Rosemont Seneca Partners, a U.S. investment company. It is affiliated with Rosemont Capital, a private-equity firm Mr. Archer co-founded with Mr. Heinz.

Messrs. Archer and Biden also recently joined the board of directors of Burisma Holdings Ltd, a Ukrainian gas producer controlled by a former top security and energy official for deposed President Viktor Yanukovych, as previously reported by The Wall Street Journal. That move has attracted attention, given the Obama administration's recent support for pro-Western demonstrators who toppled Mr. Yanukovych's Kremlin-backed government in February. Rosemont Seneca, now a part of New York-based Burnham Asset Management, according to Rosemont's website, declined to comment. Burnham didn't respond immediately to a request for comment.

Jason Galanis has previously run afoul of the SEC. To settle another SEC case, he agreed to a five-year ban from serving as an officer or director of a publicly traded company in 2007. The agency alleged he had filed false accounting information for Penthouse International Inc., an adult magazine publisher in which Jason Galanis owned a significant stake, that SEC complaint said.

Jason and John Galanis were also accused on Wednesday of diverting funds to pay for legal costs in their ongoing pump-and-dump case. Seven individuals have been charged in the alleged Gerova fraud, including Mr. Hirst, who was Gerova's chairman and chief investment officer. In the separate Gerova case, six of that case's seven defendants are scheduled to go to trial in September and have pleaded not guilty.

—Ezequiel Minaya contributed to this article.

SOURCE: Wall Street Journal

http://www.wsj.com/articles/father-son-duo-accused-of-selling-fake-bonds-1462995193

Jason Sugarman: Director

Jason has over 20 years' experience in the finance business with a focus on asset-backed lending and private equity investments. As the founder of two asset management firms and the lead outside investor in numerous financial services companies and real estate projects, he has funded over $1 billion in direct loan and equity placements and currently oversees Valor Group Holdings.

Mr. Sugarman is the founder and currently serves as the Chairman and CEO of Valor Group Holdings ($20 Billion AUM diversified financial services company), and as managing partner of Camden Capital, International Tower Group and COR Finance LTD. He serves as a director of Burnham Financial Group, New Olympia Re, VL Life and DSG TAG, and is an advisor and investor in Banc of California (NASDAQ:BANC), COR Securities Holdings (COR Clearing) and Corum Financial Group.

Source: http://www.otcmarkets.com/stock/DSGT/news/DSG-GLOBAL-INC--Announces-Appointment-of-Dynamic-Board-of-Directors?id=107434

Hugh Dunkerley, 42, has served as a director of the Company since December 2005 and has served on the Compensation Committee since May 2010 and has served on the Nominating and Governance Committee from October 2007 to December 2013. From October 2002 to December 2005, Mr. Dunkerley served as Director of Corporate Development at ChromaDex. Currently Mr. Dunkerley is President of Fondinvest Capital SAS, a 20 year old Paris based Private Equity Fund of Funds business. Mr. Dunkerley has been a Managing Director of Burnham Securities Inc., a New York based investment bank, from September 2013 to December 2015. Prior to Burnham, Mr. Dunkerley was an EVP, Capital Markets of COR Capital LLC, an investment fund based in Santa Monica, CA. Mr. Dunkerley has also been the President and Director of The Valor Group, a Bermudian based and listed company that oversees a portfolio of insurance assets in the EU. Mr. Dunkerley was a Manager of Capital Markets for the FDIC, Division of Resolutions and Receiverships, from February 2009 to March 2011 where he was active in implementing the Dodd-Frank Wall Street Reform Act, along with the oversight of securities and derivatives portfolios for large money center banks. He was president and chief executive officer of Cecors, Inc. (OTCBB:CEOS.OB), a Software As A Service (SaaS) technology provider, from October 2007 to February 2009. He had served as Cecor's chief operating officer and as vice president of corporate finance starting in June 2006. During 2006 Mr. Dunkerley also served as VP of Small-Mid Cap Equities at Hunter Wise Financial Group, LLC, specializing in investment banking advisory services to US and EU companies. Mr. Dunkerley received his undergraduate degree from the University of Westminster, London and earned a MBA from South Bank University, London. Mr. Dunkerley also holds Series 7, 24, 66 and 79 licenses from FINRA. The Nominating and Corporate Governance Committee believe that Mr. Dunkerley's experience as the chief executive officer of a public company and his extensive financial market experience qualify him to sit on the Compensation Committee and that Mr. Dunkerley brings financial and mergers and acquisitions experience, and experience with public marketplaces and regulatory oversight to the Board. His previous experience as an employee of the Company also allows him to provide a unique perspective of and extensive knowledge on the industries in which the Company operates.

Source: ChromaDex DEF14a filed April 2016



2nd

Hugh Dunkerley

Executive

Irvine, California

Financial Services

Previous   Fund of Funds Private Equity,

Burnham Securities Inc,

Valor Group Ltd

Education   University of Westminster

500+ connections

Connect

Send Hugh InMail

—

- https://www.linkedin.com/in/hugh-dunkerley-4b45823

•

Contact Info

Background

Summary

Hugh Dunkerley has significant corporate finance and business development experience in both executive and advisory capacities with private and public companies. Mr. Dunkerley has also worked for the UK and USA governments at the Confederation of British Industry (CBI), and the Department of Trade and Industry (DTI), before arriving in the USA in 2003 and working for the FDIC from 2009 to 2011.

In the USA, Mr. Dunkerley was part of the small-mid cap equities team at Hunter Wise Financial Group, LLC, and at Monarch Bay Associates, LLC, where he specialized in investment banking advisory services to US and EU companies. In June 2006 Mr. Dunkerley joined Foldera, Inc (OTCBB: FDRA) as VP of Corporate Finance, before becoming COO in June 2007 and then turnaround President & CEO in Nov 2007 to Nov 2008. Mr. Dunkerley is also a non-executive director of ChromaDex, Inc (OTCBB: CDXC) a biotech and phyto-pharmaceuticals company based in Irvine, CA.

At the FDIC, Mr. Dunkerley managed a team of eight structured transaction and securitization professionals. The team undertook hedging, portfolio and risk management strategies, along with the disposal and oversight of securities and qualified financial contracts (derivatives) with some $87 trillion of counterparty risk being monitored on a daily basis. Active in implementing Dodd-Frank into the FDIC and creation of resolution strategies for complex financial institutions, hedge funds and insurance companies >$50 billion.

Mr. Dunkerley was Managing Partner at Fondinvest, a 20 year old Paris based private equity fund-of-funds from May 2015 to May 2016.

Born in Hong Kong and educated in the UK, Mr. Dunkerley earned a BA (Honors) from London's Westminster University in Business Studies, along with Series 7, 24, 66 & 79 licenses from FINRA and AMF accreditation.

Specialties: Fixed Income, Derivatives, Structured Transactions, Corporate Finance, M&A, Banks, Investor Relations, Business Development Companies, Specialty Finance.

Experience

Managing Partner

Fund of Funds Private Equity

March 2015 – 2016 (1 year)Paris, New York, Los Angeles

Founded in 1994 the company is an independent management company investing in private equity funds with a focus on the European lower and mid-market.
With over € a billion of assets under management, it aims to offer its investors privileged access to the best performance in the European mid-market. By investing through primary funds of funds and secondary funds, the company is well positioned to benefit from the synergies in both market strategies.



Managing Director
Burnham Securities Inc
August 2013 – December 2015 (2 years 5 months) Los Angeles, CA

An independent asset management and investment banking boutique, Burnham Financial Group offers solid advice through a highly experienced team in investment banking, corporate finance advisory, private asset management and mutual fund investing.

President
Valor Group Ltd
July 2013 – December 2015 (2 years 6 months)USA / EU / Bermuda

Wealth Assurance Holdings Ltd., through its European subsidiary, is a life insurance company that has partnered with leading private banks to provide high net worth European clients with insurance products focused on wealth and estate planning strategies.



Non- Executive Director
COR Securities Holdings and COR Fund Advisors
May 2011 – July 2015 (4 years 3 months)Santa Monica, Los Angeles, CA

Non-Executive Director for COR Securities Holdings, that is the parent company for COR Clearing LLC. Non-Executive Director for COR Fund Advisors.

Steven Sugarman

President and Chief Executive Officer at Banc of California, Inc.

Irvine, California

Banking

Current   Banc of California, Inc.,
              COR Securities Holdings Inc.,
              COR Capital LLC

Previous   GPS Partners LLC,
              Lehman Brothers,
              Sugarman Enterprises, Inc.

Education   Yale Law School

500+connections

Connect

Send a Message

- https://www.linkedin.com/in/steven-sugarman-020b

Contact Info

Background

Experience

President and Chief Executive Officer
Banc of California, Inc.
September 2012 – Present (4 years 2 months)

Chief Executive Officer
COR Securities Holdings Inc.
December 2011 – Present (4 years 11 months)Santa Monica, CA

Managing Member
COR Capital LLC
September 2009 – Present (7 years 2 months)

Partner
GPS Partners LLC
October 2005 – October 2009 (4 years 1 month)

LEHMAN BROTHERS

Investment Advisor
Lehman Brothers
February 2004 – September 2005 (1 year 8 months)

CEO/President
Sugarman Enterprises, Inc.
September 2002 – February 2004 (1 year 6 months)

SOURCE: LinkedIn

2) COR Securities Holdings, Inc V. Burnham Financial Group. Los Angeles Superior Court Case No. BC 605755.

Mr. Aronoff represented COR Securities Holdings in recent litigation to recover **its convertible investment** in Burnham Financial. This means that Mr. Aronoff was actively engaged in litigation with parties his firm was tasked with independently investigating. More importantly, COR's own lawsuit demonstrates that Steven Sugarman's firm made an investment in Burnham Financial alongside COR Fund Advisors, an entity controlled by Jason Galanis.

FOR VALUE RECEIVED, BURNHAM FINANCIAL GROUP, INC., a Delaware corporation (the "**Company**"), hereby promises to pay to the order of **COR SECURITIES HOLDINGS, INC.**, a Delaware corporation ("**COR Securities**" or the "**Lender**"), or their registered and permitted assigns (each a "**Holder**") (a) the $500,000 amount set out above as the Original Principal Amount, as such Original Principal Amount as reduced pursuant to the terms hereof pursuant to conversion or otherwise (the "**Principal**"), whether upon the Maturity Date (as defined below), or upon acceleration or otherwise (in each case in accordance with the terms hereof), and (b) interest ("**Interest**") on any outstanding Principal, at the applicable Interest Rate (as defined below) from July __, 2013 (the "**Issuance Date**") until the same becomes due and payable, whether upon the Maturity Date or acceleration, conversion or otherwise (in each case in accordance with the terms hereof). Certain capitalized terms used herein are defined in the Agreement referred to below and in this Note.

The $500,000.00 Original Principal Amount of this Note, together with a $500,000 principal amount loan (the "**First Advance**")made on May 6, 2013 by **COR Fund Advisors, LLC**, a Delaware limited liability company ("**CORFA**"), represents an aggregate of $1,000,000 Principal Amount of the "**Second Loan**" and this Note represents an additional "**Second Note**", as those terms are defined in a Loan and Stock Purchase Option Agreement, dated as of February 26, 2013, among CORFA, the Company, and certain other persons, including Jon M. Burnham, Timothy Richerson and PN Funding III, LLC (the "**Agreement**"), as such Agreement has been amended on May 6, 2013 pursuant to a first amendment to the Agreement (the "**Amendment 1**") and further amended on July 25, 2013 pursuant to a second amendment to the Agreement ("**Amendment 2**" and with Amendment 1, the "**Amendments**").

Furthermore, documents in the suit include a sworn declaration from COR Clearing's Carlos Salas (who also recently became BANC's undisclosed "Chief of Staff") attesting to his knowledge of the convertible note issued to Burnham.

Source: http://seekingalpha.com/instablog/38682326-aurelius/4926308-banc-response#comments_header

Steven Sugarman

Registration and Employment History



Registration History

The broker previously was registered with the following firms:

Registration Dates	Firm Name	CRD#	Branch Location
01/2013 - 02/2013	COR CLEARING LLC	117176	EDISON, NJ
02/2004 - 10/2005	LEHMAN BROTHERS INC.	7506	NEW YORK, NY
01/2004 - 03/2004	JRL CAPITAL CORPORATION	10225	NEWPORT BEACH, CA

Employment History

This section provides up to 10 years of an individual broker's employment history as reported by the individual broker on the most recently filed Form U4.

Please note that the broker is required to provide this information only while registered with FINRA or a national securities exchange and the information is not updated via Form U4 after the broker ceases to be registered. Therefore, an employment end date of "Present" may not reflect the broker's current employment status.

Employment Dates	Employer Name	Employer Location
09/2012 - Present	FIRST PACTRUST BANCORP, INC. (BANC)	IRVINE, CA
12/2011 - Present	COR SECURITIES HOLDINGS, LLC	SANTA MONICA, CA
11/2009 - Present	COR CAPITAL LLC	SANTA MONICA, CA
10/2005 - 11/2009	GPS PARTNERS LLC	SANTA MONICA, CA

Other Business Activities

This section includes information, if any, as provided by the broker regarding other business activities the broker is currently engaged in either as a proprietor, partner, officer, director, employee, trustee, agent or otherwise. This section does not include non-investment related activity that is exclusively charitable, civic, religious or fraternal and is recognized as tax exempt.

FIRST PACTRUST BANCORP INC, IRVINE, CA, BANK HOLDING COMPANY, CEO
COR CAPITAL HOLDINGS LLC, SANTA MONICA, CA, HOLDING COMPANY, MANAGING MEMBER, 100%, 8/2011
COR INVESTMENTS II LLC, SANTA MONICA, CA, INVESTMENT, MANAGING MEMBER, 20%, 8/2011
COR BDC ADVISORS LLC, SANTA MONICA, CA, INVESTMENT, ADVISOR MANAGING MEMBE,R 100%, 6/2011
COR BDC SEEDER FUND LLC, SANTA MONICA, CA, INVESTMENT, MANAGER, 0%, 6/2011
COR SECURITIES HOLDINGS INC, SANTA MONICA, CA, INVESTMENT, MANAGING MEMBER, ~25%, 6/2011
COR BUSINESS DEVELOPMENT COMPANY LLC, SANTA MONICA, CA, INVESTMENT, 100%, 5/2011
COR FUND MANAGEMENT LLC, SANTA MONICA, CA, INVESTMENT, MANAGER MANAGING MEMBER, 100%, 3/2011
COR INVESTMENT MANAGEMENT LLC, SANTA MONICA, CA, INVESTMENT, MANAGER MANAGING MEMBER,

---

Registration and Employment History



Other Business Activities, continued
100%, 3/2011
COR SECURITIES LLC, SANTA MONICA, CA, INVESTMENT, MANAGING MEMBER, 100%, 3/2011
COR INDEX PARTNERS LLC, SANTA MONICA, CA, CONSULTANT, MANAGING MEMBER, 100%, 3/2011
COR MERCHANT BANKING LLC, SANTA MONICA, CA, INVESTMENT BANKING, MANAGING MEMBER, 100%, 2/2011
COR SPECIAL OPPORTUNITY FUND I LLC, SANTA MONICA, CA, INVESTMENT, MANAGING MEMBER, 100%, 6/2010
COR ADVISORS LLC, SANTA MONICA, CA, INVESTOR RELATIONS, MANAGING MEMBER, 100%, 4/2010
COR EQUITY INCOME FUND (CAYMAN) LTD, CAYMAN ISLANDS, INVESTMENT, INVESTMENT MANAGER, 0%, 8/2009
COR EQUITY INCOME FUND LP, SANTA MONICA, CA, INVESTMENT, MANAGER, 1%, 8/2009
COR INVESTMENTS I LLC, SANTA MONICA, CA, INVESTMENT, ORGANIZER, 0%, 7/2009
COR CAPITAL LLC, SANTA MONICA, CA, INVESTMENT ADVISOR, MANAGING MEMBER, 100%, 8/2009
JAS PARTNERS 1 LLC, LOS ANGELES, CA, INVESTMENT, MANAGING MEMBER, 67%, 4/2007
151 RODEO CORPORATION, LOS ANGELES, CA, INVESTMENT, OFFICER/DIRECTOR, 100%, 11/2007
AUGUSTUS GARDINI LP, NEWPORT BEACH, CA, INVESTMENT, MANAGER, 5.8%, 2007
LAZY EL RANCH CORPORATION, RANCH, MINORITY OWNER, 20-30% VOTING INTEREST, 2003
SUGARMAN ENTERPRISES INC, PACIFIC PALISADES, CA, INVESTMENT, OFFICER/DIRECTOR, 100%, 11/2002
RICHARD T YEH LLC, SANTA MONICA, CA, INVESTMENT, MANAGING MEMBER, 100%, 2002

SOURCE: http://brokercheck.finra.org/Report/Download/51616107

DEVON ARCHER:



Appointed: April 2014

Mr. Archer started his career at Citibank's foreign direct investment group, Citicorp Asia Capital, Ltd., before serving as a Vice President at New England Financial and subsequently MetLife where he worked as a special analyst to the Strategic Management Group of both groups' Executive Committees. Mr. Archer was the Founder and President of Sitaro LTD., a leading marketing software and services company acquired by CoActive Marketing Group (NASD – CMKG) in 2004.

Mr. Archer was the co-founder of Rosemont Capital, LLC, where he led development of an investment platform which included private equity, fixed income and real estate. During Mr. Archer's tenure as the General Partner, Rosemont Realty acquired over $2.5 billion of Class A & B office real estate and managed over 20 million square feet of commercial office across 23 States. Rosemont Realty was sold to Gemini in August 2015, a division of Sino Ocean Land, the largest SOE Real Estate developer in China.

Mr. Archer is a Board Director of Valor Group Ltd, Burnham Asset Management and Norvik Bank, As. He is Vice Chairman of Bohai Harvest RST, an Independent Director of Burisma, and also serves as an Independent Director on the Board of the outbound investment vehicle of the Republic of Kazakhstan's Sovereign Fund, the National Investment Corporation.

Mr. Archer earned his Bachelor of Arts from Yale University and lives in New York City.

Source: http://burisma.com/en/director/devon-archer/


Valor Group Structure
Valor Group Ltd.
(Bermuda)
Valor Management Ltd
Insurance Manager & Agent
(Bermuda)
100%
Board of Directors
President - David Ezekiel
Executive Vice Presidents
Jason Sugarman
Devon Archer
Hugh Dunkerley
100%
100%
100%
100%
VL Assurance Holdings LLC
(United States)
Wealth-Assurance Beteiligungs AG
55%
58.6%
41.4%
100%
VL Assurance Inc.
(Barbados)
VL Assurance (Bermuda) Ltd.
(Bermuda)
IWI International Wealth Insurer S.A.
Wealth-Assurance AG
(Liechtenstein)
Valorlife Lebensversicherungs AG
In Progress. Final Execution Expected by 12/31/15
Version: 20 November2015

SOURCE: https://valorgroupholdings.com/app/uploads/2015/08/Valor-Group-Structure-11.20.2015.pdf



VALOR
GROUP LTD

Valor Group Ltd., 44 Church Street, 1st Floor, Hamilton HM 12 Phone: +1 (441) 405-2200

Fact Sheet

BSX Ticker	• WAH.BH
Currency	• USD
CUSIP	• G48875101
ISIN	• VGG488751014
Policy Holders	• 4,500+
Registered Office	• Valor Group Ltd. Harbour House Second Floor, Waterfront Drive Road Town Tortola, British Virgin Islands
Issuing Carriers	• Valorlife Life Insurance Limited (1997) • VL Assurance Inc. 2014 (953(d) election) • VL Assurance (Bermuda) Ltd. (2015) (Formerly Bermuda International Insurance Services Limited)
Issuing Domiciles	• Barbados • Bermuda • Ireland • Liechtenstein • Luxembourg
Management and Underwriting	• Valor Management Ltd. (2015)
Products	• Fixed Account Universal Life • Variable Account Universal Life • Term Life • US Compliant Private Placement Life Insurance • International Private Placement Life Insurance • Immediate and Deferred Annuities
AuM	• Approximately USD $6 billion
Reinsurer	• Munich Re
Legal	• Withers • Baker McKenzie • Appleby Global
Corporate Summary	Valor is an $18 billion financial group (assets) headquartered in Bermuda and Liechtenstein. Singular focus on monoline insurance businesses serving only the UHNW and HNW estate planning and wealth management market. • Totally independent • Fiercely client centric • Highly solution oriented • 100% bespoke services and financial tools • Licensed in key diverse jurisdictions • Global cross-border capabilities • Fully compliant solutions
Ownership Structure and History	Valor is the only publicly traded monoline insurance carrier focused on its market. The controling shareholder of Valor is COR International. The US-based COR group is lead investor in regulated financial institutions with more than $30 billion in AuM/AuC (www.corgroupworldwide.com). Valor is the 100% owner of insurance subsidiaries in Liechtenstein, Bermuda, Ireland, Barbados and Luxembourg. Valor Group was organized in 2013 to efficiently acquire monoline specialty insurers from traditional insurance company sellers in lift-out transactions in response to a global reorganization of financial institutions and evolving wealth management practices toward transparency.



SOURCE: http://www.valorlife.com/en/about/our-identity_p781.aspx

Note: Due to the length of this section of the ValorLife website only the relevant portions were copied and pasted below. The full link is noted above.

valor life

Our Identity

History

In 2014 Valorlife was acquired by the COR Group.
As part of the acquisition another Liechtenstein Life Insurer was merged with ValorLife

Ownership

Valorlife is entirely independent of any investment institution which greatly benefits our clients. Our success is based on our exclusive network of professional partnerships with selected financial intermediaries.
Valorlife is owned by the COR Group, a California-based private family office. The COR Group consists of quality financial institutions, with more than $18 billion in assets under management. COR's knowledge and experience of the US capital markets is shared across the group and thus benefits our clients directly.